77E. Legal Proceedings

On February 17, 2004, the Attorney General of the State of New Jersey ("New Jersey AG") filed a complaint against Allianz Dresdner Asset Management of America L.P. ("ADAM"), PA Distributors LLC (formerly known as PIMCO Advisors Distributors LLC) ("PAD"), PEA Capital LLC (formerly known as PIMCO Equity Advisors LLC) ("PEA"), and Pacific Investment Management Company LLC
("PIMCO") in connection with its investigation into market timing and late trading. The complaint contends that inappropriate trading by shareholders engaged in market timing activity took place in funds in the PIMCO Funds:
Multi-Manager Series ("MMS Funds") and the PIMCO Funds: Pacific Investment Management Series ("PIMS Funds"). On June 1, 2004, the New Jersey AG dismissed PIMCO from the lawsuit.

On the same day as the dismissal of PIMCO from the lawsuit, the New Jersey AG announced that it had reached a settlement agreement with the remaining defendants ("New Jersey Settlement"). In the New Jersey Settlement, ADAM, PAD and PEA agreed, while neither admitting nor denying the allegations or conclusions of law, to: (i) pay New Jersey a civil fine of $15 million and $3 million for investigative costs and further enforcement initiatives; and
(ii) implement certain changes in corporate governance.

On May 6, 2004, the Securities and Exchange Commission filed a complaint in the U.S. District Court in the Southern District of New York alleging that
PA Fund Management LLC (formerly known as PIMCO Advisors Fund Management LLC) ("PAFM"), PEA, PAD, Stephen J. Treadway (at the time, the chief executive officer of PAFM and PAD as well as chairman of the Board of Trustees of the MMS Funds) and Kenneth W. Corba (the former chief executive officer of PEA and former portfolio manager of the PEA Growth and PEA Growth & Income Funds) had, among other things, violated and/or aided and abetted violations of, various antifraud provisions of the federal securities laws in connection with alleged "market timing" arrangements that improperly allowed certain hedge funds to engage in "market timing" in the PEA Growth Fund, the PEA Opportunity Fund, the PEA Innovation Fund, and the PEA Target Fund. The complaint seeks injunctive relief, disgorgement plus pre-judgment interest, monetary penalties, and an order permanently enjoining the defendants from serving as investment advisers, principal underwriters, officers, directors, or members of any advisory boards to any registered investment companies.

On February 20, 2004, a putative class action lawsuit was filed in the U.S. District Court for the District of New Jersey on behalf of certain shareholders of the PIMCO Funds against ADAM, PAD, PIMCO, PEA, the PIMS Funds, the MMS Funds, the Trust, PIMCO Commercial Mortgage Securities Trust, Inc. and certain other defendants, alleging that inappropriate market timing activity by certain shareholders caused financial injury to the shareholders of those Funds.

The following additional putative class action lawsuits have been filed against the PIMS Funds, the MMS Funds and/or their affiliates, each related to alleged market-timing activity in funds advised by PIMCO or its affiliates:
(1) a lawsuit filed in the U.S. District Court for the District of Connecticut on February 27, 2004 (naming as defendants ADAM, PAD, PEA, the PIMS Funds, the MMS Funds, the Trust, PCM and certain other parties); (2) a lawsuit filed in the U.S. District Court for the Central District of California on March 4, 2004 (naming as defendants PIMCO, ADAM, PEA and PAD); (3) a lawsuit filed in the U.S. District Court for the Southern District of New York on March 8, 2004 (naming PIMCO, PAD and certain of their affiliates as defendants); (4) a lawsuit filed in the U.S. District Court for the Southern District of New York, on March 15, 2004 (naming PIMCO as the defendant); (5) two separate lawsuits filed in the U.S. District Court for the Central District of California on March 22, 2004, broughtderivatively on behalf of the PIMCO High Yield Fund and the PIMCO Money Market Fund, respectively (each naming ADAM, PAFM and certain otherparties as defendants, and the PIMCO Funds as the nominal defendant); (6) a lawsuit filed in the U.S. District Court for the Central District of California, also on March 22, 2004, brought derivatively on behalf of the PIMS Funds and the MMS Funds (naming ADAM, PIMCO, PAD and certain other parties as defendants, and the PIMS Funds and the MMS Funds as nominal defendants); (7) a lawsuit filed in the U.S.
District Court for the District of New Jersey on April 20, 2004 (naming ADAM, PAD, the PIMS Funds and certain other parties as defendants); and (8) a lawsuit filed in the U.S. District Court for the Northern District of California on April 28, 2004 (naming ADAM, PIMCO, PAD, PEA and certain other parties as defendants, and the "PIMCO Funds" as nominal defendants). Each complaint for the foregoing putative class actions alleges, among other things, that inappropriate trading by shareholders engaged in market timing activities took place in certain of the funds advised by PIMCO, and each complaint seeks unspecified compensatory damages.

On February 17, 2004, a putative class action lawsuit was filed in the U.S. District Court for the District of Connecticut on behalf of certain shareholders of the PIMCO Funds against ADAM, PEA, PIMCO, PIMS Funds, MMS Funds and certain other defendants, alleging excessive investment advisory fees and the use of brokerage commissions to pay for distribution of fund shares. Three similar putative class action lawsuits were subsequently filed, each in the U.S. District Court for the District of Connecticut on March 1, 2004, April 23, 2004 and May 20, 2004, respectively.

Under Section 9(a) of the 1940 Act, if any of the various lawsuits were to result in a court injunction against PAFM, PEA, PAD, PIMCO, ADAM and/or Mr. Treadway, they and their affiliates would, in the absence of exemptive relief granted by the SEC, be barred from serving as an investment adviser/sub-adviser or principal underwriter for any registered investment company, including the Trust. ADAM and certain of its subsidiaries have responded to inquiries from the SEC concerning the status of the New Jersey Settlement under Section 9(a). If any of PAFM, PEA, PAD, PIMCO or ADAM were subject to an injunction, each of these entities and their affiliates could in turn seek exemptive relief from the SEC, as contemplated by the 1940 Act. There is no assurance, however, that such exemptive relief would be granted. The SEC also has the power by order to prohibit PAFM, PEA, PAD and PIMCO from serving as investment advisers and underwriters, if the SEC finds that such entities willfully violated the federal securities laws in connection with the allegations discussed above or aided or abetted such violations.

PIMCO, PAD and the Trust believe that these developments will not have a material adverse effect on the Portfolios or on PIMCO's, or PAD's ability to perform their respective investment advisory or distribution services on behalf of the Portfolios.